

July 21, 2023

William Lei Ding
Chief Executive Officer
NetEase, Inc.
NetEase Building
No. 599 Wangshang Road
Binjiang District, Hangzhou, 310052
People's Republic of China

>   **Re: NetEase, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed April 27, 2023**
>   **File No. 000-30666**

Dear William Lei Ding:

We have reviewed your June 30, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
Factors Affecting our Results of Operations, page 123

1.   We note your response to prior comment 1. Please revise future filings to quantify and discuss monthly active users for your Cloud Music business for each period presented.

General

2.   We note your response to prior comment 6. You state that the company believes that it satisfies the exception from the definition of investment company provided in Section 3(b)(1) of the Investment Company Act (the "Company Act"), which provides that an issuer is not an "investment company" within the meaning of the Company Act if it is "primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities." Please explain the basis for this conclusion, including a detailed discussion of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and the application of those factors to the company. In your response, please also explain how the company's variable interest entities qualify as wholly-owned subsidiaries as defined in Section 2(a)(43) of the Company Act.

3.   Your response to prior comment 6, further states that the company qualifies for the exception from Section 3(a)(1)(C)'s definition of investment company found in Rule 3a-1 under the Company Act. We note the following in connection with your assertions and supplemental worksheet:

- Please provide a detailed legal analysis regarding your proposed treatment of certain deposit arrangements "with original maturities of twelve months or fewer" as "cash" for purposes of Rule 3a-1, discussing any applicable Commission or staff statements bearing on this issue.
- Your 45% test worksheet ("Worksheet") notes that certain assets are valued at "equity value." Please confirm whether the assets on the Worksheet are valued in accordance with Section 2(a)(41) of the Company Act. If not, please update your analysis to reflect assets valued consistent with Section 2(a)(41) of the Company Act.
- Please provide additional support on your Worksheet for the income test calculation at the company-level to substantiate your assertion that the company's securities represented below 45% of the company's income as of December 31, 2022.
- We note that your Worksheet lists twelve subsidiaries under the "income test," but only lists eleven subsidiaries under the "asset test." Please explain this discrepancy.

Please update your Worksheet and investment company status analysis to reflect the above comments. Please confirm whether you still believe that the company is eligible to rely on Rule 3a-1 under the Company Act.

  You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 or Christine Dietz, Senior Staff Accountant at (202) 551-3408 if you have any questions.

Sincerely,

Division of Corporation Finance

Office of Technology